Exhibit a 30

The MainStay Funds

MainStay Total Return Fund

Redesignation of Series of Shares
of Beneficial Interest, Par Value $0.01 Per Share

The undersigned, being at least a majority of the Trustees of The MainStay Funds, a Massachusetts business trust ("Trust"), acting pursuant to Article V, Section 5.11 and Article VIII, Section 8.3 of the Trust's Declaration of Trust dated January 9, 1986, as amended and restated on August 30, 1991 and December 31, 1994 ("Declaration f Trust"), deeming it desirable to make changes to the Declaration of Trust that do not materially adversely affect the rights of the Trust's shareholders, hereby amend the Declaration of Trust s follows:

1.           Effective November 13, 2009, the series of the Trust presently designated as “MainStay Total Return Fund” is hereby redesignated as “MainStay Income Builder Fund,” and all other terms and conditions regarding the designation of that series contained in the Amended and Restated Establishment and Designation of Additional Series dated April 27, 1998, as thereafter amended, remain in full force and effect.

Dated:   October 1, 2009

/s/ Susan B. Kerley Susan B. Kerley, Trustee	/s/ John Y. Kim John Y. Kim, Trustee

/s/ Alan R. Latshaw Alan R. Latshaw, Trustee	/s/ Peter Meenan Peter Meenan, Trustee

/s/ Richard H. Nolan, Jr. Richard H. Nolan, Jr., Trustee	/s/ Richard S. Trutanic Richard S. Trutanic, Trustee

/s/ Roman L. Weil Roman L. Weil, Trustee	/s/ John A. Weisser, Jr. John A. Weisser, Jr., Trustee